EXHIBIT 21


     Subsidiaries of the Registrant


     The Registrant has two wholly owned subsidiaries.

     The Company conducts its operations through, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource de Mexico, S.A. de C.V., a wholly owned subsidiary of Nevada Star Resource Corp. (U.S.).









































                                           81